United States securities and exchange commission logo





                              November 9, 2021

       David Ly
       Chief Executive Officer
       Iveda Solutions, Inc.
       460 S. Greenfield Road, Ste. 5
       Mesa, Arizona 85206

                                                        Re: Iveda Solutions,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed November 4,
2021
                                                            File No. 000-53285

       Dear Mr. Ly:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Our references to prior comments refer to comments in our November 3, 2021 letter.

       Amendment No. 2 to Form 10-12G filed November 4, 2021

       Item 15. Financial Statements and Exhibits
       Unaudited Consolidated Financial Statements
       Note 10. Subsequent Events, page 74

   1. We note your response to prior comment 5. Please revise to include a discussion of the
                                                        $115,865 paydown of the
Shanghai Bank debt and amendment of the maturity date to
                                                        February 2024. Also,
revise to disclose the date through which subsequent events have been evaluated and
state whether that is the date the financial statements were issued or available to be issued.
Refer to ASC 855-10-50-1 and 50-2.
 David Ly
FirstName  LastNameDavid  Ly
Iveda Solutions, Inc.
Comapany 9,
November   NameIveda
              2021    Solutions, Inc.
November
Page 2     9, 2021 Page 2
FirstName LastName
Exhibits

2.       We note that you filed your agreement with Chunghwa Telecom as Exhibit
10.16;
         however, the filed agreement is in a foreign language. Please file an English translation of the agreement. Refer to Exchange Act Rule 12b-12(d).
3. The filing of a consent to the use of an audit report is not required in an Exchange Act registration statement. To the extent that you continue to include a consent in this filing, please ensure that it is currently dated.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Peter Campitello